Exhibit 5

British American Tobacco p.l.c.

(“the Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 1 September 2026, the Company granted an award of British American Tobacco p.l.c. ordinary shares of 25p each (the “Shares”) to the following person discharging managerial responsibilities under the British American Tobacco Restricted Share Plan at an award price of 4,173 pence per Share (the “Award”).  The Award will vest after three years and no further performance conditions apply in that period.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javed Iqbal
2	Reason for the notification
a)	Position/status	Director, Digital and Information
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Award of shares under the Restricted Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£41.73	11,981

d)	Aggregated information - Aggregated volume - Price	11,981 £499,967.13
e)	Date of the transaction	2026-09-01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 2 September 2026